UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Icagen, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	56-1785001
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4222 Emperor Boulevard, Suite 350 Durham, North Carolina	27703
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Series A Junior Participating Preferred Stock Purchase Rights	The Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

                    (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On December 2, 2008, the Board of Directors (the “Board of Directors”) of Icagen, Inc. (the “Company”) declared a dividend of one right (a “Right”) for each outstanding share of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), to stockholders of record at the close of business on December 15, 2008 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, $0.001 par value per share (the “Preferred Stock”), at a purchase price of $7.50 per share in cash (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated December 2, 2008 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent. The purpose of this registration statement is to register the Rights.

Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of Common Stock, and no separate certificate representing Rights (a “Rights Certificate”) will be distributed. The Rights will separate from the Common Stock, and the distribution date (the “Distribution Date”) will occur, upon the earlier of (i) the close of business on the tenth business day following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (or in the case of Pfizer Inc (“Pfizer”), 20% or more of the outstanding shares of Common Stock) or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has acquired, or obtained the right to acquire, such beneficial ownership (the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding Common Stock (or in the case of Pfizer, 20% or more of the outstanding shares of Common Stock). The Distribution Date may be deferred in circumstances determined by the Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with a Summary of Rights, or by new Common Stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred only with such Common Stock certificates, and (iii) the surrender for transfer of any certificates representing shares of Common Stock outstanding (with or without a copy of the Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire upon the earlier of the close of business on (i) December 2, 2018 or (ii) December 2, 2009, if the Company’s stockholders have not approved the Rights Agreement by the close of business on December 2, 2009 (such earlier date, the “Final Expiration Date”) unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person becomes an Acquiring Person, unless the event causing the 15% threshold (or 20% threshold in the case of Pfizer) to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of a share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or, under certain circumstances, were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

For example, at an exercise price of $7.50 per Right, each Right not owned by an Acquiring Person following a Section 11(a)(ii) Event would entitle its holder to purchase for $7.50 such number of shares of Common Stock (or other consideration as noted above) as equals $7.50 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a market price of $1.00 per share at such time, the holder of each valid Right would be entitled to purchase fifteen shares of Common Stock, having a market value of 15 x $1.00, or $15.00, for $7.50.

In the event that, at any time after any person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of a share of such common stock at the date of the occurrence of such event. The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Event are collectively referred to as “Triggering Events.”

For example, at an exercise price of $7.50 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $7.50 such number of shares of common stock of the acquiring company as equals $7.50 divided by one-half of the current market price of such common stock. Assuming that such common stock had a market price of $2.50 per share at such time, the holder of each valid Right would be entitled to purchase six shares of common stock of the acquiring company, having a market value of 6 x $2.50, or $15, for $7.50.

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock, or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges, per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock, other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, will be issued and, in lieu thereof, an amount in cash will be paid based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

As provided in the Certificate of Designations as filed by the Company with the Secretary of State of the State of Delaware on December 3, 2008, the Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

At any time prior to the earlier of the tenth business day, or such later date as may be determined by the Board of Directors, after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board of Directors in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board of Directors prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board of Directors’ authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. For example, the Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on December 5, 2008. A copy of the Rights Agreement is also available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.	Exhibits.

The following exhibits are incorporated herein by reference as indicated below:

1.	Certificate of Designations of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2008.

2.	Rights Agreement, dated as of December 2, 2008, between Icagen, Inc. and American Stock Transfer & Trust Company LLC, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock, incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2008.

3.	Restated Certificate of Incorporation of the Registrant, as amended, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2007.

4.	Amended and Restated Bylaws of the Registrant, as amended, incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICAGEN, INC.

Date: December 5, 2008	By:	/s/ P. Kay Wagoner
P. Kay Wagoner, Ph.D. President and Chief Executive Officer